UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 28, 2008**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-09249**	**41-0285640**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11ᵗʰ Avenue Northeast
Minneapolis, Minnesota   **55413**

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition

On January 28, 2008, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the fiscal year ended December 28, 2007. A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits

(c)   Exhibits

99.1 Press Release dated January 28, 2008.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: January 29, 2008   By: _____

Karen Park Gallivan
Its: Vice President, General Counsel and Secretary

Exhibit 99.1



GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

News Release

FOR IMMEDIATE RELEASE:
Monday, January 28, 2008

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS RECORD 2007 RESULTS
NET SALES INCREASE 3 PERCENT
DILUTED EARNINGS PER SHARE INCREASE 7 PERCENT

MINNEAPOLIS, MN (January 28, 2008) - Graco Inc. **(NYSE: GGG)** today announced record 2007 net earnings of $152.8 million on sales of $841.3 million. Diluted net earnings per share were $2.32 versus $2.17 last year, a 7 percent increase.

Year Highlights

- Sales for the year were $841.3 million, a 3 percent increase from last year. Higher sales in the Industrial and Lubrication segments more than offset a 4 percent decline in Contractor Equipment.

- Sales in Europe and Asia were up 23 percent and 18 percent, respectively.

- Operating profit margin was 27.6 percent.

- After-tax net profit margin was 18.2 percent.

- Graco repurchased 5.9 million shares of its common stock in 2007.

Fourth Quarter Highlights

- Sales for the fourth quarter were $205.2 million, a 1 percent increase from last year. Higher sales in the Industrial segment and favorable effects of currency translation offset declines in Contractor Equipment and Lubrication Equipment.

- Diluted net earnings per share were $0.56 versus $0.52 last year, an 8 percent increase.

- Net earnings of $35.7 million matched last year's results.

- Sales in Europe and Asia remained strong and were up 15 percent and 19 percent, respectively.

- Operating profit margin of 26.4 percent was 60 basis points higher than last year's fourth quarter.

- After-tax net profit margin was 17.4 percent.

- Graco repurchased 1.6 million shares of its common stock in the quarter.

"Our sales, net earnings and diluted net earnings per share grew to record levels in 2007," said President and Chief Executive Officer Patrick J. McHale. "Overall, it was a year of mixed results with robust international sales helping to offset a decline in the Americas. Our profitability and cash flow remained strong and, while conditions in certain end-markets in the Americas are difficult, our consolidated results reflect the benefits of having a broad product offering and global customer base."

Consolidated Results

In the Americas, when compared to last year, fourth quarter sales of $114.0 million and twelve-month sales of $500.4 million declined 9 percent and 6 percent, respectively. For the year, these declines were mainly due to lower Contractor sales.

In Europe, when compared to last year, fourth quarter sales of $54.4 million and twelve-month sales of $215.6 million increased 15 percent and 23 percent, respectively. Translated at consistent exchange rates, net sales increased 5 percent in the fourth quarter and 14 percent for the year. Europe had strong growth in all three segments this year including a 28 percent increase in Contractor and a 19 percent increase in Industrial.

In Asia Pacific, when compared to last year, fourth quarter sales of $36.8 million and twelve-month sales of $125.4 million increased 19 percent and 18 percent, respectively. Translation of currencies had virtually no impact on Asia's sales growth for both the quarter and the year. All three segments experienced double-digit sales increases in Asia Pacific this year.

When compared to last year, fourth quarter gross profit margin of 53.5 percent improved 80 basis points as the result of the favorable impact of currency translation. Twelve-month gross profit margin of 53.2 percent was flat with last year as the favorable impact of foreign currency translation offset higher spending and material costs.

Graco's operating profit margin was 26.4 percent for the fourth quarter, a 60 basis point improvement over last year. For the year, operating profit margin of 27.6 percent matched 2006 results. Overall operating expenses were 3 percent higher than last year with higher spending in all categories.

Cost of goods sold and operating expenses include approximately $0.5 million of costs and expenses related to the consolidation and integration of lubrication operations in the fourth quarter. Also included in these expense categories in the fourth quarter was approximately $1 million of incremental expenses related to the launch and production of new paint sprayer units in the home center channel.

Graco's effective tax rate was 32 percent for the fourth quarter and 33.2 percent for the year. The fourth quarter effective tax rate was 90 basis points higher than the same period last year and the annual rate matched 2006.

When compared to 2006 results, the weaker U.S. dollar versus foreign currencies helped increase fourth quarter and year-to-date results. Favorable translation rates increased net sales and net earnings by approximately $6.5 million and $3 million for the fourth quarter, respectively. For the year, favorable translation rates increased net sales and net earnings by approximately $17 million and $7.5 million, respectively.

In 2007, Graco repurchased 5.9 million shares of its common stock for $232 million. Approximately 6.1 million shares remain under its share repurchase authorization, which expires September 30, 2009.

Segment Results

In the fourth quarter of 2007, sales in the Industrial segment were $117.6 million, up 6 percent versus the same period last year. Translated at consistent exchange rates, sales increased 3 percent. Sales in the Americas were 1 percent lower and sales in Europe and Asia were up 11 and 17 percent, respectively. Fourth quarter operating profit margin in Industrial was 34.6 percent versus 29.5 percent last year. This resulted in a 25 percent increase in operating profit dollars versus last year, reflecting the impact of higher sales and improved profitability from acquired products.

More . . .

When compared to the fourth quarter of 2006, worldwide Contractor Equipment segment sales of $66.1 million decreased by 7 percent. Translated at consistent exchange rates, sales decreased 9 percent. Sales were 20 percent lower in the Americas due to declines in both the home center and professional paint store channels. In Europe, sales were up 24 percent and in Asia Pacific sales were 21 percent higher than last year. Operating profit margin of 22.5 percent in the fourth quarter was down 190 basis points as the result of lower sales and increased expenses related to the home center products.

Fourth quarter sales for the Lubrication Equipment segment were $21.5 million, down 1 percent from last year. Operating profit margin for the quarter was 6.5 percent versus 21.9 percent last year. The decline was due to several factors including lower manufacturing efficiency, excess and discontinued inventory charges related to the Lubriquip integration, factory move costs and increased warranty expense.

Outlook

McHale concluded, "The challenging ecomomic conditions in the U.S. are likely to remain with us in 2008, particularly in markets related to the housing industry. Sales activity outside of the Americas continues to be solid and we are cautiously optimistic that this will continue in 2008. In aggregate, we are planning for growth in sales, net earnings and earnings per share over the next twelve months.

We continue to make investments for the long-term to grow our business. Our strategy to expand distribution and increase our global reach is paying off. We are increasing our investment in new products and continue to look for strategic acquisitions to help supplement our growth."

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders, which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company's Annual Report on Form 10-K for fiscal year 2006 (and most recent Form 10-Q, if applicable) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company's website at www.graco.com and the Securities and Exchange Commission's website at www.sec.gov.

Conference Call

A conference call for analysts and institutional investors will be held Tuesday, January 29, 2008, at 11:00 a.m. ET to discuss Graco's fourth quarter/year end results. Graco management will host the call.

A real-time, listen-only Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 2:00 p.m. ET on January 29, 2008, by dialing 800.405.2236, Conference ID# 11105822, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3000, with the same passcode. The replay by telephone will be available through February 1, 2008.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

GRACO INC. AND SUBSIDIARIES

Consolidated Statements of Earnings

(In thousands, except per share amounts)	Fourth Quarter (13 weeks) Ended		Year (52 weeks) Ended	
	Dec. 28, 2007	Dec. 29, 2006	Dec. 28, 2007	Dec. 29, 2006
Net Sales	$205,190	$203,421	$841,339	$816,468
Cost of products sold	95,504	96,248	393,913	382,511
Gross Profit	109,686	107,173	447,426	433,957
Product development	7,374	7,733	30,277	29,970
Selling, marketing and distribution	32,946	31,575	124,508	119,122
General and administrative	15,223	15,350	60,161	58,866
Operating Earnings	54,143	52,515	232,480	225,999
Interest expense	1,499	290	3,433	946
Other expense, net	186	508	211	687
Earnings before Income Taxes	52,458	51,717	228,836	224,366
Income taxes	16,800	16,100	76,000	74,600
Net Earnings	$ 35,658	$ 35,617	$152,836	$149,766
Net Earnings per Common Share				
Basic	$ 0.57	$ 0.53	$ 2.35	$ 2.21
Diluted	$ 0.56	$ 0.52	$ 2.32	$ 2.17
Weighted Average Number of Shares				
Basic	62,663	67,104	65,043	67,807
Diluted	63,434	68,328	65,984	68,977

Segment Information

(In thousands)	Fourth Quarter (13 weeks) Ended		Year (52 weeks) Ended	
	Dec. 28, 2007	Dec. 29, 2006	Dec. 28, 2007	Dec. 29, 2006
Net Sales				
Industrial	$117,588	$110,634	$444,725	$416,498
Contractor	66,072	70,958	306,703	320,476
Lubrication	21,530	21,829	89,911	79,494
Consolidated	$205,190	$203,421	$841,339	$816,468
Operating Earnings				
Industrial	$ 40,708	$ 32,665	$152,278	$128,460
Contractor	14,866	17,302	81,528	89,064
Lubrication	1,408	4,776	9,252	18,744
Unallocated Corporate	(2,839)	(2,228)	(10,578)	(10,269)
Consolidated	$ 54,143	$ 52,515	$232,480	$225,999

More . . .

GRACO INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(In thousands)	Dec. 28, 2007	Dec. 29, 2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 4,922	$ 5,871
Accounts receivable, less allowances of		
$6,500 and $5,800	140,489	134,105
Inventories	74,737	76,311
Deferred income taxes	21,650	20,682
Other current assets	7,034	2,014
Total current assets	248,832	238,983
Property, Plant and Equipment		
Cost	306,073	278,318
Accumulated depreciation	(165,479)	(153,794)
Property, plant and equipment, net	140,594	124,524
Prepaid Pension	31,823	26,903
Goodwill	67,204	67,174
Other Intangible Assets, net	41,889	50,325
Other Assets	6,382	3,694
Total Assets	$ 536,724	$ 511,603
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 18,991	$ 18,363
Trade accounts payable	27,379	27,442
Salaries, wages and commissions	20,470	26,303
Dividends payable	11,476	11,055
Other current liabilities	47,561	45,766
Total current liabilities	125,877	128,929
Long-term Debt	107,060	—
Retirement Benefits and Deferred Compensation	40,639	36,946
Uncertain Tax Positions	5,400	—
Deferred Income Taxes	13,074	14,724
Shareholders' Equity		
Common stock	61,964	66,805
Additional paid-in capital	157,504	130,621
Retained earnings	32,986	138,702
Accumulated other comprehensive income (loss) and other	(7,780)	(5,124)
Total shareholders' equity	244,674	331,004
Total Liabilities and Shareholders' Equity	$ 536,724	$ 511,603

More . . .

GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(In thousands)	Year (52 Weeks) Ended	
	Dec 28, 2007	Dec. 29, 2006
Cash Flows from Operating Activities		
Net Earnings	$152,836	$149,766
Adjustments to reconcile net earnings to net cash provided by operating activities		
Depreciation and amortization	28,665	26,046
Deferred income taxes	(1,590)	(6,597)
Share-based compensation	8,583	8,392
Excess tax benefit related to share-based payment arrangements	(4,508)	(2,857)
Change in		
Accounts receivable	(1,844)	(3,584)
Inventories	2,045	(15,587)
Trade accounts payable	(2,314)	(74)
Salaries, wages and commissions	(6,527)	1,917
Retirement benefits and deferred compensation	(2,290)	(12)
Other accrued liabilities	4,666	(2,302)
Other	(625)	521
Net cash from operating activities	177,097	155,629
Cash Flows from Investing Activities		
Property, plant and equipment additions	(36,869)	(33,652)
Proceeds from sale of property, plant and equipment	296	128
Investment in life insurance	(1,499)	—
Capitalized software and other intangible asset additions	(85)	(202)
Acquisitions of businesses, net of cash acquired	-	(30,676)
Net cash used in investing activities	(38,157)	(64,402)
Cash Flows from Financing Activities		
Net borrowings on short-term lines of credit	(312)	9,593
Borrowings on long-term line of credit	158,351	—
Payments on long-term line of credit	(51,295)	—
Excess tax benefit related to share-based payment arrangements	4,508	2,857
Common stock issued	24,055	12,008
Common stock retired	(230,412)	(87,570)
Cash dividends paid	(43,188)	(39,429)
Net cash provided by (used in) financing activities	(138,293)	(102,541)
Effect of exchange rate changes on cash	(1,596)	(1,479)
Net increase (decrease) in cash and cash equivalents	(949)	(12,793)
Cash and cash equivalents		
Beginning of year	5,871	18,664
End of year	$ 4,922	$ 5,871

# # #



January 29, 2008

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen/Ladies:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Earnings Release of January 28, 2008.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures